BTHC XV, INC.

April 22, 2011

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  John Reynolds, Assistant Director

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed January 3, 2011
File No. 0-52808

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 28, 2011 (the “Comment Letter”), addressed to Zhang Shanjiu, the Chairman, President and Chief Executive Officer of BTHC XV, Inc. (“we”, “us”, “our”, “BTHC” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on January 3, 2011 of Amendment No. 2 to the Current Report on Form 8-K regarding the share exchange transaction we consummated on October 18, 2010 (the “Share Exchange”) with Long Fortune Valley Tourism International Limited, a Cayman Islands Company (“Long Fortune”).

References in this response letter to the “Form 8-K,” unless the context requires otherwise, are to our Amendment No. 3 to the Current Report on Form 8-K (File No. 0-52808), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Form 8-K.  For the convenience of the Staff, we are enclosing in a Federal Express package four clean and marked copies of the Form 8-K.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 2 to the Current Report on Form 8-K.  Kindly note the changes include modifications made in response to the comment letter and include certain other clarifying information, such as the effects of the restatement of the financial statements of Long Fortune as of and for the fiscal year ended December 31, 2009 and also has been updated to omit the three month financial information, and to correct typographical and grammatical errors.

c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province
People’s Republic of China  276400

John Reynolds, Assistant Director
April 22, 2011

General

1. We note you filed your initial Form 8-K on November 4, 2010, which included financial statements of Long Fortune for the fiscal years ended December 31, 2009 and 2008 and the interim period ended June 30, 2010.  We note you amended your Form 8-K on December 6, 2010 to file Long Fortune’s interim financial statements for the period ended September 30, 2010 and related disclosures.  Finally, we note you amended your Form 8-K for the second time to include the same financial statements filed in your initial Form 8-K on November 4, 2010.  Please note, further amendments to this Form 8-K should include, as appropriate, financial statements for the fiscal years ended December 31, 2009 and 2008 as well as interim financial statements for the period ended September 30, 2010.  Interim financial statements for the period ended June 30, 2010 are no longer required in your amended Form 8-K.  Please note that your interim financial statements for the period ended September 30, 2010 should address all comments previously issued and those issued below.  Also, the other content of your amended Form 8-K should include updated information for the interim period ended September 30, 2010 (e.g. Results of Operations, Liquidity and Capital Resources, Risk Factors, etc.).

RESPONSE: The Form 8-K has been updated to include information for the interim period ended September 30, 2010.  Please note that, given the number of changes and the length of the portions of the Form 8-K that have been revised, we are not including in this response the entire revised disclosure contained in the Form 8-K.  In addition, revised financial statements of Long Fortune for the interim period ended September 30, 2010 have been filed as Exhibit 99.2 to the Form 8-K.
Business Overview

The Underground Grand Canyon, page 9

2. We reissue comment six from our letter dated December 1, 2010.  Please provide the basis for your belief that you are “one of the leading companies in the cave tourism sector in China.”  Your response indicates that such disclosure has been removed; however, we continue to note such statements on page 13 and 51.  Also, please provide the basis for your belief that the visitors to your destination in 2009 are the largest number of visitors to any single cave in China.

John Reynolds, Assistant Director
April 22, 2011

RESPONSE: We believe we are one of the leading companies in the cave tourism sector in China based on our understanding of the number of visitors to the Underground Grand Canyon, which we believe is the largest number of visitors to any single cave in China, and our revenue and net profits from year to year.  However, in light of the unavailability of third party or industry data to support our belief, in consideration of the Staff’s comment, the disclosure formerly on pages 9 and 10 of the Form 8-K has now been revised to delete the referenced language.

3. We note response eight from your January 3, 2011 letter.  Please expand your disclosure to include this information.  In addition, the payment to Halter Financial should be disclosed in the certain relationships and related transactions section.  Also, please explain the statement that the payment of $250,000 to Halter Financial was “for the benefit of the Company.”

RESPONSE: The disclosure on page 3 of the Form 8-K has been revised to include the following information regarding the payment made by Long Fortune to an affiliate of BTHC’s former principal shareholder and its agreement to pay BTHC’s expenses in connection with the Share Exchange.

“In addition, Long Fortune paid $250,000 to HFG International Limited, a Hong Kong corporation and affiliate of the BTHC Principal Shareholder, for financial advisory services in connection with the Share Exchange and certain post-closing Share Exchange matters and also agreed to pay BTHC’s expenses in connection with the Share Exchange.”

The disclosure on page 77 of the Form 8-K has been revised to include the following information regarding the payment made by Long Fortune to an affiliate of BTHC’s former principal shareholder, its agreement to pay BTHC’s expenses in connection with the Share Exchange and to indicate that no brokers or finders were engaged or paid in connection with the Share Exchange.

“In addition, Long Fortune paid $250,000 to HFG International Limited, a Hong Kong corporation and affiliate of the BTHC Principal Shareholder, for financial advisory services in connection with the Share Exchange and certain post-closing Share Exchange matters and also agreed to pay BTHC’s expenses in connection with the Share Exchange.  No brokers or finders were engaged and no brokers’ or finders’ fees were paid in connection with the Share Exchange.”

4. We note your response to comment nine from our letter dated December 1, 2010.  Please provide citations to where the information is located in the Form 8-K.  In addition, the World Tourism Organization information is from a third party citation, China Knowledge.  Please provide citations to the direct source.

John Reynolds, Assistant Director
April 22, 2011

RESPONSE: Although direct source information is available for the statistical information contained in the business section of the Form 8-K, in most cases, the source information is in Chinese with no readily available English translation, other than third-party English translation.  In light of the unavailability of such statistical information in English, we have deleted the statistical information from the Form 8-K.

5. We reissue comment ten from our letter dated December 1, 2010.  Please provide the citation to the source of all statistical information in the business section.

RESPONSE: Please see our response to Comment #4 above.

6. We reissue comment three from our letter dated December 1, 2010.  Please provide a more detailed discussion of the competitive position in the industry, as required by Item 101(h)(4) of Regulation S-K.  For instance, consider discussing whether some competitors have had longer operating histories and greater financial resources.

RESPONSE: The disclosure on page 25 of the Form 8-K has been revised to read as follows to describe our competitive position in the tourism industry.

“Our Underground Grand Canyon tourist destination competes with other national geological parks and with other types of recreational and tourist activities.  Many of our competitors may have longer operating histories, greater financial resources, more or more desirable tourist destinations under management and more or more desirable entertainment attractions than we do.  Further, due to the relative unavailability of third party or industry data regarding our competitive position in the industry, we are uncertain how our company’s characteristics compare directly to those of our competitors.  Our business is and will continue to be subject to factors that generally affect the recreation and leisure industries, such as general economic conditions, including relative fuel prices, and changes in consumer preferences and spending habits.  See “Risk Factors.”  The principal factors affecting tourist destination competition include location, price, the uniqueness and perceived quality of the entertainment attractions within a particular tourist destination, the availability and quality of other facilities at the entertainment attraction, such as restaurants or other eateries, and the atmosphere and cleanliness of the tourist destination.

Our principal competitors include Huanglong Carst Cave in Zhangjiajie City, Shihua Cave in Beijing City and Yiyuan Carst Cave.”

John Reynolds, Assistant Director
April 22, 2011

7. We note your response to comment 15 from our letter dated December 1, 2010 that you do not believe the standard cooperation agreement is material to your business.  Please supplementally provide us with the percent of revenues attributable to contracts with the travel agencies.  In addition, please disclose the amount that has been paid to travel agencies as a return based upon the number of visitors to your destination.

RESPONSE: Disclosure regarding the percentage of revenue attributable to visitors from travel agencies in the fiscal years ended December 31, 2009 and 2008 was included in the Original Form 8-K.  Revenue from visitors from travel agencies accounted for approximately 43.0% and approximately 36.3% of our total revenue in the fiscal years ended December 31, 2009 and 2008, respectively.  The following disclosure has been added to page 14 of the Form 8-K to provide the percentage of revenue attributable to visitors from travel agencies in the nine months ended September 30, 2010 and 2009, respectively.

“Visitors from travel agencies amounted to approximately 286,000 in the nine months ended September 30, 2010 and approximately 326,000 in the nine months ended September 30, 2009, which represented 50.1% and 55.2% of our total visitors in the nine months ended September 30, 2010 and 2009, respectively.  Due to the lower prices offered to visitors from travel agencies, revenue from these visitors accounted for approximately 36.5% and approximately 39.7% of our total revenue in the nine months ended September 30, 2010 and 2009, respectively.

Self-driver visitors amounted to approximately 285,000 in the nine months ended September 30, 2010 and approximately 265,000 in the nine months ended September 30, 2009, which represented 49.9% and 44.8% of our total visitors in the nine months ended September 30, 2010 and 2009, respectively.  Revenue from these visitors accounted for approximately 63.5% and approximately 60.3% of our total revenue in the nine months ended September 30, 2010 and 2009, respectively.”

The following disclosure has been added to the first bullet point under the caption “Sales and Marketing” on page 13 of the Form 8-K, which relates to the cooperation agreements we enter into with travel agencies, to indicate that agreements that contain a one-year term will run from January 1 through December 31 regardless of when in the year the agreement is entered into or renewed and to provide information regarding the accrued return as of September 30, 2010.

“A cooperation agreement with a one-year term will run from January 1 through December 31 regardless of when in the year the agreement is entered into or renewed.  As of September 30, 2010, approximately $177,000 in return was due the approximately 14 travel agencies expected to qualify for a return under the cooperation agreements.  Payments to travel agencies were made in January and February 2011 for 2010.”

John Reynolds, Assistant Director
April 22, 2011

Risk Factors, page 26

8. We note your response to comment 24 from our letter dated December 1, 2010 and we reissue the comment.  Please add back the reference to your advice of PRC Counsel, as that appears to be the basis of your belief.  In addition, please identify counsel and file their legality opinion and consent as an exhibit.

RESPONSE: The references to our PRC counsel, HighKing & Partners, have been added back to the Form 8-K on pages 25 and 39.  In addition, the legal opinion and consent to file the legal opinion of HighKing & Partners have been filed as Exhibits 99.4 and 23.1 to the Form 8-K.

9. We note your response to our prior comments 25-29.  It appears based on your response that your management does not have prior experience, formal education or credentials related to U.S. GAAP.  Based on the foregoing, it appears that you do not have accounting personnel with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP.  Please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP.  These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.  In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

RESPONSE: In the future, including during our review in connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on April 15, 2010 (the “2010 10-K”), when we conclude upon the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable, we will evaluate many factors, including, among others, that our books and records are maintained and prepared in PRC GAAP and that our employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.  In addition, the following risk factor has been added to page 35 of the Form 8-K.

John Reynolds, Assistant Director
April 22, 2011

“Our employees who have primary responsibilities of preparing and supervising the preparation of our financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations, thus we may be unable to prepare financial statements in accordance with or convert our books and records to U.S. GAAP and it may take us longer and cost more to prepare our financial statements than other companies with accounting staff who have such knowledge and professional experience.

Our Chief Financial Officer, financial manager and financial controller are involved in preparing our financial statements for SEC reporting.  Our Chief Financial Officer is responsible for supervising the preparation of our financial statements.  Our financial manager is responsible for our funds and capital.  Our financial controller is responsible for our taxes, cash flow and other accounts of the company.  Each is a Certified Public Accountant in China who does not have prior experience in the preparation of financial statements that comply with the SEC’s accounting rules as well as U.S. GAAP, but each studies U.S. GAAP and receives updates regarding changes to or developments in U.S. GAAP by our independent certified public accountants on a regular basis and otherwise.  In addition, each regularly attends accounting and auditing seminars on topics such as the differences among U.S. GAAP and China Accounting Standards.  Nonetheless, none of our Chief Financial Officer, financial manager or financial controller has any formal training in U.S. GAAP or possesses professional designations in U.S. GAAP.  This lack of formal training, designations and prior experience may inhibit our ability to prepare financial statements in accordance with or convert our books and records to U.S. GAAP or may result in an increase in audit workload and audit fees, which would increase our expenses and reduce our profitability.  Also, it may take us longer to prepare our financial statements, which may cause delays in the timely filing of our periodic reports with the SEC.  These possible delays and costs stem from the fact that we are required to convert our books and records, which are maintained in accordance with China Accounting Standards, to U.S. GAAP.  Such lack of formal training, designations and prior experience also creates a risk that our internal control over financial reporting may not be effective in the future.”

Management’s Discussion and Analysis of Financial Condition, page 50

10. We reissue comment 32 from our letter dated December 1, 2010.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at

John Reynolds, Assistant Director
April 22, 2011

http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

RESPONSE: The following disclosure has been added on pages 53 and 54 of the Form 8-K to expand the overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Trends and Uncertainties Affecting our Business

Our Underground Grand Canyon tourist destination competes for discretionary spending with other national geological parks and with other types of recreational and tourist activities.  Our business is also subject to factors that generally affect the recreation and leisure industries and are not within our control.  Such factors include, but are not limited to, general economic conditions, including relative fuel prices, and changes in consumer preferences and spending habits.  The current negative economic conditions have affected our guests’ levels of discretionary spending and, in turn, the number of visitors to our Underground Grand Canyon.  The global economic crisis that began in late 2008 and carried through 2009 and most of 2010 generally was not felt by our company until the 2010 year.  The number of visitors to the Underground Grand Canyon increased from 536,000 in 2008 to 749,000 in 2009.  However, the number of visitors decreased from 591,000 during the nine months ended September 30, 2009 to 571,000 during the nine months ended September 30, 2010.  Revenue increased during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 solely due to sales of the bundled pass and revenue sharing agreement with Fluorescent Lake.  Because prices for admission to the Underground Grand Canyon and the entertainment attractions within and around the Underground Grand Canyon are subject to government approval and may only be increased once every three years, we experienced a reduction in revenue for the year ended December 31, 2010 as compared to the year ended December 31, 2009.  Further, unless we increase the number of visitors to the Underground Ground Canyon, we will likely see our revenue and net income in the coming years level off and then decline, until general economic conditions improve.

We seek to increase the number of visitors to the Underground Grand Canyon by enhancing its existing entertainment attractions, as well as by further development of the Underground Grand Canyon to include additional entertainment attractions.  Toward this goal, as previously disclosed on our Current Report on Form 8-K filed with the SEC on December 23, 2010, we temporarily halted operations on December 21, 2010 in order to reconstruct part of the Underground Grand Canyon during Longkong’s low season, which generally runs from November through March.  The reconstruction included repairing roads leading to the Underground Grand Canyon, repairing and installing new electric cables and signs, and the

John Reynolds, Assistant Director
April 22, 2011

completion of the construction of the Treasure Hunting Cave entertainment attraction.  Reconstruction was completed in late January 2011 and we continued our operations at that time.  The Treasure Hunting Cave attraction became operational in early February 2011.  The Treasure Hunting Cave is our fifth entertainment attraction and consists of eight entertainment attractions suitable for teenagers and young adults encompassing more than 3,000 square meters (approximately 32,300 square feet), including a man-made rock hill for climbing, a maze and amusement park type rides.  We believe the reconstruction and the opening of the Treasure Hunting Cave will increase the attraction points to the Underground Grand Canyon and ultimately the number of visitors we host and the amount of revenue we generate from our entertainment attractions, but there can be no assurance that the reconstruction or the Treasure Hunting Cave will lead to an increase in the number of visitors or an increase in the amount of revenue we generate from our entertainment attractions.  Further, it is uncertain at this time whether the effect of ceasing operations at the beginning of 2011 will be offset by the expected increase in the number of visitors or additional fees generated by the Treasure Hunting Cave.”

Results of Operations, page 51

11. We reviewed your response to our prior comment 35.  With regard to your discussion of the changes in revenues for each period presented, please revise to quantify the impact of the changes in ticket price and the changes in the number of visitors on your revenues (e.g. price increases resulted in an increase of $X between periods whereas a decrease in the number of visitors from 247,000 to 238,000 impacted revenue by $Y).

RESPONSE: The disclosure on pages 54 throough 56 of the Form 8-K has been revised to read as follows to provide additional information regarding the change in our revenue during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009.

“Results of Operations

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our revenues.

John Reynolds, Assistant Director
April 22, 2011

	For the nine months ended September 30,
	2010		2009
	(All amounts, other than percentages, in thousands of U.S. dollars)
	(Unaudited)		(Unaudited)

Revenues	$7,962	100%	$7,777	100%
Costs and expenses	(2,237)	28	(2,109)	27
Operating income	5,725	72	5,668	73
Other income (expenses)	(203)	3	19	-
Income before income taxes	5,522	69	5,687	73
Income tax expense	(1,380)	17	(1,422)	18
Net income	4,142	52	4,265	55

Our functional currency is RMB; however, our financial information is expressed in U.S. dollars.  The results of operations reported in the table above are based on the exchange rate of RMB 6.7647 to $1 for the nine months ended September 30, 2010 and the exchange rate of RMB 6.8363 to $1 for the nine months ended September 30, 2009.

Revenues.  Our sales revenue is generated from bundled passes (beginning January 1, 2010), admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  A bundled pass is for general access to our “Underground Grand Canyon” tourist destination and general access to the “Fluorescent Lake” tourist destination operated by Yishui Underground Fluorescent Lake Travel Development Co., Ltd. (“Fluorescent Lake”), a company controlled by the immediate family of Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  Because the bundled pass entitles its holder to visit the Fluorescent Lake tourist destination, the price of the bundled pass, which is sold at both the Underground Grand Canyon and the Fluorescent Lake, is higher than the regular admission ticket price to the Underground Grand Canyon.  Through a revenue sharing agreement between Longkong and Fluorescent Lake, if a bundled pass is sold at the Underground Grand Canyon, approximately 92% of the cost of the pass is allocated as revenue to Longkong with the remaining 8% being allocated to Fluorescent Lake and recorded as a liability to a related party on our balance sheet.  If a bundled pass is sold at the Fluorescent Lake, approximately 36% of the cost of the pass is allocated as revenue to Longkong and recorded as a receivable from a related party on our balance sheet with the remaining 64% being recorded as revenue by Fluorescent Lake.  An admission ticket is for general access to our “Underground Grand Canyon” tourist destination.  Our visitors are charged additional fees for the entertainment attractions in and around the Underground Grand Canyon.  Our sales revenue increased approximately $0.2 million, or approximately 2.4%, to approximately $8.0 million in the nine months ended September 30, 2010 from approximately $7.8 million in the nine months ended September 30, 2009.

John Reynolds, Assistant Director
April 22, 2011

Revenue from sales of bundled passes was approximately $1.3 million in the nine months ended September 30, 2010 and the number of visitors who used a bundled pass was approximately 93,000 during the nine months ended September 30, 2010.  Because the bundled pass was first available in January 2010, there is no comparable data to provide for the nine months ended September 30, 2009.  Of the 93,000 visitors who used a bundled pass, approximately 78,000 of the passes were sold by the Underground Ground Canyon and approximately 15,000 of the passes were sold by the Fluorescent Lake.

Revenue from sales of admission tickets decreased approximately $0.8 million, or approximately 17.4%, to approximately $3.8 million in the nine months ended September 30, 2010 from approximately $4.6 million in the nine months ended September 30, 2009 primarily due to a decrease in the number of visitors who purchased an admission ticket, because of the availability of the bundled pass, from approximately 591,000 during the nine months ended September 30, 2009 to approximately 478,000 during the nine months ended September 30, 2010.  Total visitors, those who purchased either a bundled pass or an admission ticket, decreased from approximately 591,000 during the nine months ended September 30, 2009 to approximately 571,000 during the nine months ended September 30, 2010.  Revenue from fees for our entertainment attractions decreased approximately $0.4 million, or approximately 11.8%, to approximately $2.8 million in the nine months ended September 30, 2010 from approximately $3.2 million in the nine months ended September 30, 2009 primarily due to a decrease in the number of visitors paying the additional fees for our entertainment attractions in the nine months ended September 30, 2009 to the nine months ended September 30, 2010.

Costs and Expenses.  Our costs and expenses are primarily comprised of advertising and promotion expenses, administrative expenses, salaries and fringe benefits, depreciation and amortization costs.  Our costs and expenses increased approximately $0.1 million, or approximately 6.1%, to approximately $2.2 million in the nine months ended September 30, 2010 from approximately $2.1 million in the nine months ended September 30, 2009.  The increase is primarily due to increases in administrative expenses of approximately $0.09 million and salaries and fringe benefits of approximately $0.01 million.

Operating Income and Operating Margin.  Our operating income increased approximately $0.05 million, or approximately 1.0%, to approximately $5.72 million in the nine months ended September 30, 2010 from approximately $5.67 million in the nine months ended September 30, 2009.  Operating income as a percentage of revenues was 72% and 73% for the nine months ended September 30, 2010 and 2009, respectively.  The increase in our operating income was primarily due to an increase in revenues being offset by an increase in costs and expenses.  The decrease in operating margin was primarily due to an increase in costs and expenses.

John Reynolds, Assistant Director
April 22, 2011

Other Income (Expenses).  We incurred net other expenses of approximately $0.2 million in the nine months ended September 30, 2010 compared to net other income of approximately $0.02 million in the nine months ended September 30, 2009.  The decrease was primarily due to an increase in interest expenses.

Income Tax Expense.  Our income tax expense decreased approximately $0.04 million, or approximately 3.0%, to approximately $1.38 million in the nine months ended September 30, 2010 from approximately $1.42 million in the nine months ended September 30, 2009.

Net Income.  Our net income decreased approximately $0.12 million, or approximately 2.9%, to approximately $4.14 million in the nine months ended September 30, 2010 from approximately $4.26 million in the nine months ended September 30, 2009 primarily due to an increase in operating income being offset by an increase in other expenses, primarily interest expenses.”

Liquidity and Capital Resources, page 56

12. We reviewed your revised disclosure in response to our prior comment 37, noting you “plan to reduce the level of short-term loans [you] make to related parties.”  Please reconcile this statement with the fact that your amounts due from related parties increased from $11.2 million at June 30, 2010 to $14 million at September 30, 2010.

RESPONSE: The Share Exchange closed on October 18, 2010, at which time, through reverse acquisition accounting, the historical financial information to be presented on a going-forward basis is that of Long Fortune and its sole operating subsidiary, Longkong.  At June 30, 2010 and September 30, 2010 and during the nine months ended September 30, 2010, we were not a public company in the United States.  Post-closing of the Share Exchange, we plan to reduce the level of short-term loans we make to related parties, both in an effort to reduce our overall leverage and to focus on our core business.  The process of reducing the short-term loans we make to related parties will likely take several months to a year or more to complete to allow us to collect the outstanding balance of the loans when due and to use those proceeds to repay our outstanding indebtedness or reinvest those proceeds back into our business.  At December 31, 2010, the amount of related party loans outstanding was $13.3 million.

John Reynolds, Assistant Director
April 22, 2011

13. We reviewed your revised disclosure in response to our prior comment 37.  We note that if you need additional liquidity, you will “seek to collect on the related party loans you have made.”  Consistent with your risk factor disclosure on page 32, please revise to disclose your ability to compel repayment of these related party loans should you need additional sources of capital in the next 12 months.  Also, explicitly clarify the impact to your operations if you are unable to generate sufficient funds to meet your working capital requirements.

RESPONSE: The disclosure on page 60 has been revised to read as follows to describe our ability to compel repayment of the loans we make to related parties and to further clarify the impact to our operations if we are unable to generate sufficient funds to meet our working capital requirements.

“Notwithstanding that we have cash on hand of $564,000 at September 30, 2010, have approximately $10.3 million of short-term loans due within the next 12 months, have approximately $3.0 million of expected capital expenditures in the next 12 months and no unused credit facilities, we believe that our cash on hand, cash flow from operations and anticipated additional cash resources will meet our expected capital expenditures and working capital requirements for the next 12 months.  Our cash flow from operations for the nine months ended September 30, 2010 was approximately $3.6 million.  In addition, loans receivable from loans made to related parties were approximately $14.0 million at September 30, 2010, all of which is due within the next 12 months.  Generally, the source of cash used to make loans to related parties is a combination of the use of short-term borrowings and cash on hand generated from cash flow from operations at a time when our cash on hand is relatively high, not all of which is required at that point in time to finance short-term operations.  If cash on hand, cash flow from operations and anticipated cash payments received in respect of outstanding related party loans are not sufficient to meet our expected capital expenditures and working capital requirements for the next 12 months, we may be unable to repay our short-term indebtedness or we may be forced to cease or significantly reduce our operations, delay our capital expenditures, seek to collect on the related party loans we have made that are not yet due, and/or be forced to raise additional funds.

The related party loans are made to entities that are controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  If Zhang Shanjiu does not cause the related party companies to repay the loans we have made to such companies, we may be unable to repay our short-term indebtedness, which would have a material adverse effect on our financial condition.  Further, if Zhang Shanjiu decides to focus more on the companies he owns or controls that compete directly or indirectly with our company and less on our company and we continue to make related party loans to these companies, our ability to expand our business and to continue to operate our business will be significantly reduced, which will have a material adverse effect on our financial condition and results of operations.  Notwithstanding that many of our related party loans are subject to an agreement, we may not be able to compel repayment of these loans so long as Zhang Shanjiu controls both our company and the companies to which we have made loans.

John Reynolds, Assistant Director
April 22, 2011

To raise additional funds, we may seek to sell equity or debt securities or obtain additional credit facilities.  The sale of equity securities could result in dilution to our stockholders.  The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  Financing may not be available in amounts or on terms acceptable to us, if at all.  The existence of the related party loans outstanding could impede our ability to obtain third party financing.  Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business and could harm our overall business prospects.”

Board Meetings, page 70

14. We note the related businesses associated with your president and CEO and the related party loans.  Your disclosure in the certain relationships and related transactions section indicates that the businesses are complimentary and loans are made “with a view toward potentially developing and supporting strategic ventures and or engaging in other transactions in the future.”  Please provide a detailed discussion of the potential conflicts of interest and how conflicts of interest will be handled.  Also, it appears that you may be considering acquiring this related business.  If so, please discuss.

RESPONSE: We are seeking to locate one or more sites as acquisition and/or management opportunities.  No definitive agreements have been executed, nor have there been any preliminary agreements, discussions or negotiations, with respect to any of these opportunities and there can be no assurances that we will execute any such agreements or enter into discussions or negotiations with respect to any potential sites.  The following risk factor regarding the potential conflicts of interest has been added on pages 32 and 33 of the Form 8-K.

“Our Chairman, President and Chief Executive Officer owns or controls many businesses in addition to our company, which may lead to conflicts of interest.

Zhang Shanjiu, our Chairman, President and Chief Executive Officer, owns or controls many businesses in addition to our company, some of which are in the travel industry, including the companies we have made loans to (Fluorescent Lake, Yinhe Travel and Tianma Island) and other companies that operate hotels and travel agencies.  Zhang Shanjiu’s employment agreement requires him to devote substantially all of his business time, attention and energy to performing his duties and responsibilities to us and also contains a non-compete provision prohibiting him from, among other things, owning, controlling or managing any business that competes directly or indirectly with us in any market in which we are operating or

John Reynolds, Assistant Director
April 22, 2011

considering operating.  Both of these provisions, however, are subject either to waiver by the board of directors or are enforceable by the board of directors.  Because Zhang Shanjiu presently is our sole director and also presently owns or controls companies that compete with us, he may allocate his time to other businesses and activities, thereby causing possible conflicts of interest in his determination as to how much time to devote to the affairs of our company.  If other business affairs require Zhang Shanjiu to devote more substantial amounts of time to such affairs, it could limit his ability to devote substantial time to our affairs and could have a negative impact on our ongoing business.

Because certain of Zhang Shanjiu’s other businesses compete or may compete with our business, certain opportunities, including acquisition opportunities, that may ultimately complement our business may also complement the business operated by Zhang Shanjiu’s other business interests, which may lead to those opportunities being presented to those businesses instead of our company.  Moreover, in light of Zhang Shanjiu’s other business affiliations, he may have fiduciary obligations to present potential investment and business opportunities to those entities in addition to presenting them to our company, which could cause additional conflicts of interest.

As of September 30, 2010, we have made approximately $14.0 million in loans to entities controlled by Zhang Shanjiu.  Although most of the loans have a due date for repayment, or if no due date is provided the loan is payable on demand, Zhang Shanjiu’s influence over our company and the companies to which we have made loans may cause delays in repayment or modifications to repayment terms that might not otherwise occur in an arms’ length transaction.  To the extent Zhang Shanjiu determines that he values the business operated by these other companies more than our company, he may cause us to make additional loans to these businesses, which could have a material adverse effect on our financial condition, particularly if we are unable to repay our short-term indebtedness as a result of Zhang Shanjiu not compelling repayment of the loans we have made to these other companies.  Presently, we plan to reduce the level of short-term loans we make to related parties, both in an effort to reduce our overall leverage and to focus on our core business, although there can be no assurance that circumstances will not arise that will lead us to loan funds to related parties in the future.

There can be no assurances that any conflicts of interest will be resolved in our favor.  Any such conflicts that are not resolved in our favor may have a material adverse effect on our business, financial condition and results of operations.  In any event, it cannot be predicted with any degree of certainty as to whether or not Zhang Shanjiu will have a conflict of interest with respect to a particular transaction as such determination would be dependent upon the specific facts and circumstances surrounding such transaction at the time.

John Reynolds, Assistant Director
April 22, 2011

We are not currently subject to any law, rule or regulation requiring that all or any portion of our board of directors include “independent” directors.  We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by a U.S. national securities exchange.  Therefore, we intend that a majority of our directors eventually will be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  At that time, we intend to have our Audit Committee or a majority of our independent directors approve all related party transactions, which, we believe, will minimize the number and potential impact of any future conflicts of interest.”

In addition, the following disclosure has been added on pages 82 and 83 of the Form 8-K.

“Potential Conflicts of Interest

Zhang Shanjiu, our Chairman, President and Chief Executive Officer, owns or controls many businesses in addition to our company, some of which are in the travel industry, including the companies we have made loans to (Fluorescent Lake, Yinhe Travel and Tianma Island) and other companies that operate hotels and travel agencies.  Zhang Shanjiu’s employment agreement requires him to devote substantially all of his business time, attention and energy to performing his duties and responsibilities to us and also contains a non-compete provision prohibiting him from, among other things, owning, controlling or managing any business that competes directly or indirectly with us in any market in which we are operating or considering operating.  Both of these provisions, however, are subject either to waiver by the board of directors or are enforceable by the board of directors.  Because Zhang Shanjiu presently is our sole director and also presently owns or controls companies that compete with us, he may allocate his time to other businesses and activities, thereby causing possible conflicts of interest in his determination as to how much time to devote to the affairs of our company.  If other business affairs require Zhang Shanjiu to devote more substantial amounts of time to such affairs, it could limit his ability to devote substantial time to our affairs and could have a negative impact on our ongoing business.

Because certain of Zhang Shanjiu’s other businesses compete or may compete with our business, certain opportunities, including acquisition opportunities, that may ultimately complement our business may also complement the business operated by Zhang Shanjiu’s other business interests, which may lead to those opportunities being presented to those businesses instead of our company.  Moreover, in light of Zhang Shanjiu’s other business affiliations, he may have fiduciary obligations to present potential investment and business opportunities to those entities in addition to presenting them to our company, which could cause additional conflicts of interest.

John Reynolds, Assistant Director
April 22, 2011

As of September 30, 2010, we have made approximately $14.0 million in loans to entities controlled by Zhang Shanjiu.  Although most of the loans have a due date for repayment, or if no due date is provided the loan is payable on demand, Zhang Shanjiu’s influence over our company and the companies to which we have made loans may cause delays in repayment or modifications to repayment terms that might not otherwise occur in an arms’ length transaction.  To the extent Zhang Shanjiu determines that he values the business operated by these other companies more than our company, he may cause us to make additional loans to these businesses, which could have a material adverse effect on our financial condition, particularly if we are unable to repay our short-term indebtedness as a result of Zhang Shanjiu not compelling repayment of the loans we have made to these other companies.  Presently, we plan to reduce the level of short-term loans we make to related parties, both in an effort to reduce our overall leverage and to focus on our core business, although there can be no assurance that circumstances will not arise that will lead us to loan funds to related parties in the future.

There can be no assurances that any conflicts of interest will be resolved in our favor.  Any such conflicts that are not resolved in our favor may have a material adverse effect on our business, financial condition and results of operations.  In any event, it cannot be predicted with any degree of certainty as to whether or not Zhang Shanjiu will have a conflict of interest with respect to a particular transaction as such determination would be dependent upon the specific facts and circumstances surrounding such transaction at the time.

We are not currently subject to any law, rule or regulation requiring that all or any portion of our board of directors include “independent” directors.  We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by a U.S. national securities exchange.  Therefore, we intend that a majority of our directors eventually will be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  At that time, we intend to have our Audit Committee or a majority of our independent directors approve all related party transactions, which, we believe, will minimize the number and potential impact of any future conflicts of interest.”

John Reynolds, Assistant Director
April 22, 2011

Loans to Related Parties, page 75

15. We partially reissue comment 41 from our letter dated December 1, 2010.  Please revise this section and the guarantees section to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

RESPONSE: The disclosure on pages 78 and 79 of the Form 8-K has been revised to read as follows to include additional information regarding each outstanding loan we have made to a related party:

“Loans to Related Parties

Beginning November 27, 2009, and from time to time thereafter, Longkong has loaned funds to Yishui Underground Fluorescent Lake Travel Development Co., Ltd. (“Fluorescent Lake”), a company controlled by the immediate family of Zhang Shanjiu, our Chairman, President and Chief Executive Officer, that operates a cave, the only attraction in which is the light shining from fireflies that live on the ceiling of the cave.  Given the possible complementary nature of the business operated by Fluorescent Lake, we provide these loans with a view toward potentially developing and supporting strategic ventures and/or engaging in other transactions in the future.  Pursuant to the Loan Agreement executed between the parties on December 31, 2009, Fluorescent Lake is required to pay loans that were outstanding as of such date in full, with accrued interest, on the due date.  Periodic payments of principal and interest are no longer required with respect to those loans.  For loans to Fluorescent Lake after December 31, 2009, Longkong generally executes written agreements with Fluorescent Lake, unless the dollar amount of the loan is less than $150,000.  These loan agreements provide that the loans are interest free and are due within 12 months of the date of the loan.  As of September 30, 2010, the due dates for the loans were between October 27, 2010 and September 21, 2011.  Prior to December 31, 2009, the loans bore interest rates of between 5.38% and 9.60%.  During the fiscal year ended December 31, 2009, Longkong received interest payments and principal payments from Fluorescent Lake in the amount of approximately $63,000 and $0, respectively.  During the nine months ended September 30, 2010, Longkong received interest payments and principal payments from Fluorescent Lake in the amount of approximately $0 and $0, respectively.  As of September 30, 2010 and December 31, 2009, the outstanding aggregate balance of the loans was approximately $5.5 million and approximately $4.8 million, respectively, each of which represented the largest aggregate principal outstanding during the nine months ended September 30, 2010 and the fiscal year ended December 31, 2009, respectively.

John Reynolds, Assistant Director
April 22, 2011

Beginning January 5, 2010, and from time to time thereafter, Longkong has loaned funds to Yishui Yinhe Travel Development Co., Ltd. (“Yinhe Travel”), a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer, that operates hotels and a water amusement park.  Given the possible complementary nature of the business operated by Yinhe Travel, we provide these loans with a view toward potentially developing and supporting strategic ventures and/or engaging in other transactions in the future.  Longkong generally executes written agreements with Yinhe Travel, which provide that the loans are interest free and are due within 12 months of the date of the loan.  As of September 30, 2010, the due dates of the loans were between December 31, 2010 and August 13, 2011.  During the nine months ended September 30, 2010, Longkong received interest payments and principal payments from Yinhe Travel in the amount of approximately $0 and $0, respectively.  As of September 30, 2010, the outstanding aggregate balance of the loans was approximately $7.9 million, which was the largest aggregate amount of principal outstanding during the nine months ended September 30, 2010.

During the three months ended September 30, 2010, Longkong loaned approximately $2,000 to Zhang Shanjiu, our Chairman, President and Chief Executive Officer, approximately $5,000 to Yu Xinbo, our Chief Financial Officer, Treasurer and Secretary, and approximately $1,000 to Chen Rongguang, our Chief Operating Officer.  The parties did not execute written agreements with respect to these loans, which were interest-free, and there was no formal due date for repayment.  These loans were repaid in November 2010.  No payments of interest or principal were received by Longkong in respect of these loans during the nine months ended September 30, 2010 and the balances due at September 30, 2010 represented the largest aggregate balance outstanding during the nine months ended September 30, 2010 for each respective loan.

During the three months ended September 30, 2010, Longkong loaned approximately $619,000 to Junan Tianma Island Travel Development Co., Ltd. (“Tianma Island”), a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer, that operates an island resort.  We provided this loan because Tianma Island experienced a short-term shortage of working capital.  The parties did not execute a written agreement with respect to this loan, which is interest-free, and there is no formal due date for repayment.  The loan was repaid by December 31, 2010.  During the nine months ended September 30, 2010, Longkong received interest payments and principal payments from Tianma Island in the amount of approximately $0 and $0, respectively.  As of September 30, 2010, the outstanding aggregate balance of the loan was approximately $619,000, which was the largest aggregate amount of principal outstanding during the nine months ended September 30, 2010.”

John Reynolds, Assistant Director
April 22, 2011

In addition, the disclosure on pages 79 and 80 of the Form 8-K has been revised to read as follows to include additional information regarding the guarantees for which we guarantee the indebtedness of a third party:

“Pursuant to the Guarantee Contract, dated March 14, 2008, between Longkong and the Agricultural Development Bank of China, Junan Branch (“Agricultural Bank”), Longkong has guaranteed a loan by Agricultural Bank to Tianma Island.  The loan bears interest at a rate of 7.83% per annum and is due March 13, 2014.  Periodic payments of $736,000, $1.2 million, $1.5 million and $1.8 million are due by Tianma Island on March 13, 2011, March 13, 2012, March 13, 2013 and March 13, 2014, respectively.  The balance due of the loan at September 30, 2010 was $5.2 million.  The largest aggregate amount of principal outstanding during the nine months ended September 30, 2010 was $5.9 million on March 12, 2010, the day before the periodic payment of $736,000 was made for 2010.  As Tianma Island remains current on this loan, Longkong has not been required to make any payments of principal or interest on Tianma Island’s behalf under this guarantee.

Pursuant to the Guarantee Contract, dated April 2010, between Longkong and Yishui Rural Credit Cooperative, Longkong has guaranteed a one-year loan by the bank to Fluorescent Lake for the amount of approximately $760,000, which is the largest aggregate amount of principal outstanding during the nine months ended September 30, 2010.  Longkong has not been required to make any payments of principal or interest on Fluorescent Lake’s behalf under this guarantee.”

Further, the sentence at the end of the table on pages 80 through 82 of the Form 8-K, which lists all of the guarantees for which a related party acts as guarantor of one of our outstanding loans, has been revised to read as follows:

“As Longkong remains current on each loan listed above, the related party guarantors have not been required to make any payments of principal or interest on Longkong’s behalf under these guarantees.  Please refer to Note 6 to our Consolidated Financial Statements for the quarterly period ended September 30, 2010 for information regarding the interest rates on each of our outstanding loans and balances due at September 30, 2010, which are the largest aggregate amount of principal outstanding on each such loan during the nine months ended September 30, 2010.”

John Reynolds, Assistant Director
April 22, 2011

Legal Proceedings, page 79

16. As previously requested in comment 43 of our December 1, 2010 letter, please expand your discussion of the alleged breach of the Exclusive Service Agreement to provide the background and basis for the action.

RESPONSE: The following disclosure has been added to page 84 of the Form 8-K to expand our discussion of the Exclusive Service Agreement with Greentree Financial Group, Inc. (“Greentree”).

“In the Greentree letter, Greentree alleges that Long Fortune breached the Service Agreement by entering into the Share Exchange with BTHC and was allegedly aided by Halter Financial Investments, L.P. (“Halter”).”

In addition, the following disclosure has been added to the “Legal Proceedings” section on pages 84 and 85 of the Form 8-K to provide an update regarding the Greentree matter.

“On or around January 7, 2011, Greentree filed a two-count complaint (the “Complaint”) against BTHC, Long Fortune, and Halter, in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, entitled Greentree Financial Group, Inc. v. Long Fortune Valley Tourism International, Ltd., BTHC XV, Inc. and Halter Financial Investments L.P.  The Complaint asserted a claim for breach of contract against Long Fortune and a claim of tortious interference with a business relationship against BTHC and Halter.  BTHC was served with the summons and complaint on or around January 21, 2011.  Halter removed the action to the United States District Court for the Southern District of Florida, pursuant to 28 U.S.C. § 1441, on February 9, 2011.  Thereafter, BTHC filed a consent to removal.

On March 4, 2011, Greentree filed an Amended Complaint in the action, asserting a claim for breach of contract against Long Fortune and BTHC and a claim of tortious interference against Halter.  The breach of contract claim alleges that BTHC is a successor to Long Fortune with respect to any purported obligations under the Service Agreement.  On March 25, 2011, BTHC and Long Fortune moved to dismiss the Amended Complaint on the bases that: (i) the Court has no personal jurisdiction over BTHC; (ii) under the doctrine of forum non conveniens, China is a more appropriate forum for the dispute to be heard; and (iii) the Amended Complaint fails to state a claim for breach of contract against either BTHC or Long Fortune.

On April 12, 2011, Greentree filed its opposition to BTHC’s and Long Fortune’s motion to dismiss the Amended Complaint.  On April 22, 2011, BTHC and Long Fortune filed a reply in further support of their motion to dismiss.

John Reynolds, Assistant Director
April 22, 2011

Although both Long Fortune and BTHC moved to dismiss the Amended Complaint, there can be no assurance that our motion will be successful.  The litigation could also result in our incurring significant expense and management effort that could adversely affect our operating results.”

Exhibits

17. We note your response 48 from the company’s January 3, 2011 letter and in this regard, reissue our previous comment.  Please file the previously referenced exhibits in their entirety.  To the extent that you believe the exhibits have been filed in their entirety, please address each exhibit individually and confirm the exhibit has been filed in its entirety, and provide the specific reason the referenced exhibits, schedules and/or attachments were not filed as part of the agreement.

RESPONSE: In responding to comment 48 to the Staff’s letter dated December 1, 2010, we were initially informed by our creditors that no additional terms exist or schedules or attachments were prepared with respect to the referenced exhibits.  Our creditors informed us that the loan agreements are generally prepared on their pre-printed form and that it was customary in the PRC for certain sections of the form not to be executed or completed, nor for schedules or attachments otherwise called for in such agreements to be prepared.  Upon asking our creditors again for such missing information, we were provided with missing schedules and attachments for Exhibits 10.1, 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, and 10.13, which have been re-filed as exhibits to the Form 8-K.  For any exhibits that appear to be missing terms in the body of the agreement, a blank underscore or an underscore with the terms “Nil” or “Null” indicate that the term was not completed by the parties to the agreement and was intentionally left blank.

Exhibit 99.1

Financial Statements for the Years Ended December 31, 2009 and 2008

Notes to Consolidated Financial Statements

1.           Organization and Nature of Operations, page 7

18. We note on November 12, 2008, Longong sold 100% of the equity interests in Longkong to Long Fortune Valley Limited.  Please provide us with the ownership composition each of Longong and Long Fortune Valley Limited immediately prior to the consummation of such transaction along with your analysis of how you accounted for such transaction.

John Reynolds, Assistant Director
April 22, 2011

RESPONSE: The disclosure regarding the ownership composition of Longong and Long Fortune Valley Limited in “Note 1 – Organization and nature of operations” under the caption “Organization” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 has been revised to read as follows to indicate that each of Longong and Long Fortune Valley Limited were established on behalf of our Chairman, President and Chief Executive Officer, Zhang Shanjiu, and that he had beneficial ownership of and exercised control over each entity.  Substantially similar disclosure has been added to the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009.

“On March 10, 2008, the four remaining shareholders of Longkong sold their shares to Longong Travel Limited, a United Kingdom company (“Longong”), for approximately $2.0 million.  Longong was a company that was established on behalf of Zhang Shanjiu by a third party trustee in the United Kingdom.  The shares of Longong were held in trust for the benefit of Zhang Shanjiu, who beneficially owned the shares of Longong and had the ability to exercise control over Longong.

On November 12, 2008, Longong sold 100% of the equity interests in Longkong to Long Fortune Valley Limited, a company organized under the laws of Gibraltar (“Fortune Valley”), for $1.  Fortune Valley was a company that was established on behalf of Zhang Shanjiu by a third party trustee in Gibraltar.  The shares of Fortune Valley were held in trust for the benefit of Zhang Shanjiu, who beneficially owned the shares of Fortune Valley and had the ability to exercise control over Fortune Valley.  On December 29, 2009, Fortune Valley sold 100% of the equity interests in Longkong to LFHK for $1.”

Each of the acquisitions described above were accounted for under principles of merger accounting wherein Longkong was viewed as the continuing entity for accounting purposes because Longkong remained beneficially owned and controlled by Zhang Shanjiu both before and after each transaction.  As a result, the consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for the years ended December 31, 2008 and 2009 have been prepared on a combined basis as if the current structure had been in existence throughout the respective years ended December 31, 2008 and 2009.

19. We note on December 29, 2009, Long Fortune Valley Limited sold 100% of the equity interests in Longkong to LFHK.  Please provide us with the ownership composition each of Long Fortune Valley Limited and LFHK immediately prior to the consummation of the transaction along with your analysis of how you accounted for such transaction.

John Reynolds, Assistant Director
April 22, 2011

RESPONSE: Please refer to our response to comment #18 above for information regarding the ownership composition of Long Fortune Valley Limited immediately prior to the consummation of the transaction and our analysis of how we accounted for the transaction.  In addition, LFHK was established by Rich Valley Capital Holding Limited on December 22, 2009 as a wholly-owned subsidiary.  Please refer to the disclosure on pages 5 through 8 of the Form 8-K for additional information regarding our ownership structure.

2.           Significant Accounting Policies

Revenue Recognition, page 10

20. We note admission ticket prices and entertainment attraction fees are “generally” collected immediately prior to the visitor entering the Underground Grand Canyon.  Please revise to clarify other times when ticket and attraction fees may be collected and how you recognize revenue.

RESPONSE: Our revenue recognition accounting policy in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 has been revised to read as follows to describe how we record revenue when admission ticket prices and entertainment attraction fees are not collected immediately prior to the visitor entering the Underground Grand Canyon.

“Revenue Recognition

Revenue of the Group is generated from admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  An admission ticket entitles the visitor to a one-time admission to the Underground Grand Canyon and entertainment attraction fees entitle the visitor to a one-time usage of the particular entertainment attraction.  No weekly, monthly or other annual or season type passes are offered to the Underground Grand Canyon.  Admission ticket prices and entertainment attraction fees are generally collected when tickets are sold upon the visitors entering the facility or in advance.  Revenue is recognized when the tickets are used.  Occasionally, visitors are granted admission to the Underground Grand Canyon on credit.  At such times, the Group recognizes revenue when the service has occurred and records accounts receivable.  Revenue is recorded net of relevant business taxes.  Business taxes are charged at 3% on sales of admission tickets and 5% of other fee and service revenues.”

The disclosure on page 65 of the Form 8-K has been revised to read as follows to describe how we record revenue when admission ticket prices and entertainment attraction fees are not collected immediately prior to the visitor entering the Underground Grand Canyon and also to describe the bundled passes that we began selling on January 1, 2010.

John Reynolds, Assistant Director
April 22, 2011

“Revenue Recognition

Revenue is generated from bundled passes (beginning January 1, 2010), admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  A bundled pass is for general access to our “Underground Grand Canyon” tourist destination and general access to the “Fluorescent Lake” tourist destination operated by Fluorescent Lake.  Because the bundled pass entitles its holder to visit the Fluorescent Lake tourist destination, the price of the bundled pass, which is sold at both the Underground Grand Canyon and the Fluorescent Lake, is higher than the regular admission ticket price to the Underground Grand Canyon.  Through a revenue sharing agreement between Longkong and Fluorescent Lake, if a bundled pass is sold at the Underground Grand Canyon, approximately 92% of the cost of the pass is allocated as revenue to Longkong with the remaining 8% being allocated to Fluorescent Lake and recorded as a liability to a related party on our balance sheet.  If a bundled pass is sold at the Fluorescent Lake, approximately 36% of the cost of the pass is allocated as revenue to Longkong and recorded as a receivable from a related party on our balance sheet with the remaining 64% being recorded as revenue by Fluorescent Lake.  An admission ticket entitles the visitor to a one-time admission to the Underground Grand Canyon and entertainment attraction fees entitle the visitor to a one-time usage of the particular entertainment attraction.  No weekly, monthly or other annual or season type passes are offered to the Underground Grand Canyon.  Admission ticket prices and entertainment attraction fees are generally collected when tickets are sold upon the visitors entering the facility or in advance.  Revenue is recognized when the tickets are used.  Occasionally, visitors are granted admission to the Underground Grand Canyon on credit.  At such times, we recognize revenue when the service has occurred and record accounts receivable.  Revenue is recorded net of relevant business taxes.  See “Certain Relationships and Related Transactions” for additional information regarding the bundled pass and revenue allocation between Longkong and Fluorescent Lake.”

The revenue recognition accounting policy in the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 has been revised to read substantially similar to the accounting policy contained in the Form 8-K set forth above.

The following disclosure has been added to page 79 of the Form 8-K in the “Certain Relationships and Related Party Transactions” section to describe the revenue sharing arrangement between Longkong and Fluorescent Lake with respect to the bundled passes.  Substantially similar information has been included in “Note 8 – Related-party transactions” in the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009.

John Reynolds, Assistant Director
April 22, 2011

“On January 1, 2010, Longkong began selling a bundled pass for general access to the “Underground Grand Canyon” tourist destination and general access to the “Fluorescent Lake” tourist destination operated by Fluorescent Lake.  Because the bundled pass entitles its holder to visit the Fluorescent Lake tourist destination, the price of the bundled pass, which is sold at both the Underground Grand Canyon and the Fluorescent Lake, is higher than the regular admission ticket price to the Underground Grand Canyon.  On February 11, 2010, Longkong and Fluorescent Lake executed a revenue sharing agreement, effective as of January 1, 2010 (the “Revenue Sharing Agreement”).  Pursuant to the terms of the Revenue Sharing Agreement, if a bundled pass is sold at the Underground Grand Canyon, approximately 92% of the cost of the pass is allocated as revenue to Longkong with the remaining 8% being allocated to Fluorescent Lake and recorded as a liability to a related party on our balance sheet.  If a bundled pass is sold at the Fluorescent Lake, approximately 36% of the cost of the pass is allocated as revenue to Longkong and recorded as a receivable from a related party on our balance sheet with the remaining 64% being recorded as revenue by Fluorescent Lake.  Revenue from sales of bundled passes was approximately $1.3 million in the nine months ended September 30, 2010 and the number of visitors who used a bundled pass was approximately 93,000 during the nine months ended September 30, 2010.  Of the 93,000 visitors who used a bundled pass, approximately 78,000 of the passes were sold by the Underground Ground Canyon, accounting for approximately $1.2 million in revenue to Longkong and approximately $0.1 million in revenue to Fluorescent Lake, and approximately 15,000 of the passes were sold by the Fluorescent Lake, accounting for approximately $0.1 million in revenue to Longkong and approximately $0.2 million in revenue to Fluorescent Lake.  No payments were made to or received by Fluorescent Lake during the nine months ended September 30, 2010.  As of September 30, 2010, there is a net payable to Fluorescent Lake in the amount of $22,000.”

The risk factor on page 32 of the Form 8-K has been revised to read as follows to provide additional risk disclosure regarding the revenue sharing arrangement between Longkong and Fluorescent Lake.

“Our Chairman, President and Chief Executive Officer owns or controls companies that compete with our company.

Zhang Shanjiu, our Chairman, President and Chief Executive Officer, owns or controls companies that compete with our company.  As the beneficial owner of 91.8% of our common stock and as our sole director, Zhang Shanjiu controls our board of directors and has the ability to exercise significant influence over matters submitted to a vote of our stockholders.  In addition, our company is not presently subject to rules of any national securities exchange that require that we have a majority of independent directors or that we have a standing Audit Committee with responsibility over, among other things, the approval of related party transactions.  As of September 30, 2010, we have $14.0 million in related party loans made to

John Reynolds, Assistant Director
April 22, 2011

companies owned or controlled by Zhang Shanjiu.  If Zhang Shanjiu does not cause the related party companies to repay the loans we have made to such companies, we may be unable to repay our short-term indebtedness (which was $10.3 million as of September 30, 2010), which would have a material adverse effect on our financial condition.  Further, if Zhang Shanjiu decides to focus more on the companies he owns or controls that compete directly or indirectly with our company and less on our company and we continue to make related party loans to these companies, our ability to expand our business and to continue to operate our business will be significantly reduced, which will have a material adverse effect on our financial condition and results of operations.  Notwithstanding that many of our related party loans are subject to an agreement, we may not be able to compel repayment of these loans so long as Zhang Shanjiu controls both our company and the companies to which we have made loans.

In addition, our revenue sharing arrangement with Fluorescent Lake for bundled passes sold at the Underground Grand Canyon and at the Fluorescent Lake was not negotiated on an arm’s length basis.  As a result, if a bundled pass is sold by the Underground Grand Canyon, approximately 92% of the cost of the pass is allocated as revenue to Longkong with the remaining 8% being allocated to Fluorescent Lake and recorded as a liability to a related party on our balance sheet.  If a bundled pass is sold at the Fluorescent Lake, approximately 36% of the cost of the pass is allocated as revenue to Longkong and recorded as a receivable from a related party on our balance sheet with the remaining 64% being recorded as revenue by Fluorescent Lake.  As of September 30, 2010, there is a net payable to Fluorescent Lake in the amount of $22,000.  If Zhang Shanjiu decides to modify the terms of the revenue sharing arrangement to be more beneficial to Fluorescent Lake, our cash flow from operations, financial condition and results of operations may be materially adversely affected.”

21. Please tell us how discounts associated with the cooperative agreements are recorded in your financial statements.

RESPONSE: Please refer to our response to comment #23 below.

John Reynolds, Assistant Director
April 22, 2011

8.           Related Party Transactions

(2) – Guarantees, page 16

22. We note your response to our prior comment 62.  Your response did not fully address our comment thus it will be partially re-issued.  Please provide the disclosure required under FASB ASC 460-10-50-4(a)(4).

RESPONSE: The following disclosure has been added to the paragraph describing our guarantee of the indebtedness of Junan Tianma Island Travel Development Co., Ltd., a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer.

“Longkong periodically requests information from Tianma Island regarding its financial condition, including the amount of its outstanding indebtedness and payment histories, to assess the payment/performance risk of the guarantee.  As of December 31, 2009, Longkong believes the risk of paying or performing the guarantee on Tianma Island’s behalf is remote.”

Substantially similar disclosure was added to the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009.

Exhibit 99.2

Interim Financial Statements for the Six Months Ended June 30, 2010 and 2009

General

23. We note your response to our prior comment 5 regarding your cooperation agreements with travel agencies.  Please (i) clarify how you quantify (i.e. estimate, actual results, etc.) the liability related to the return you provide to travel agencies, (ii) tell us when you record this liability in your financial statements and your accounting treatment if the travel agent does not meet the quota yet you have accrued a return, if applicable, and (iii) provide us with your analysis of FASB ASC 605-50, supporting your recording of the return provided to the travel agency in costs and expenses.

RESPONSE: FASB ASC 605-50, “Revenue Recognition/Customer Payments and Incentives,” provides guidance with respect to the recognition of revenue for certain customer payments and incentives.  As previously disclosed, we enter into cooperation agreements with travel agencies throughout China.  Terms of these agreements generally include a discounted admission ticket price to the Underground Grand Canyon, as well as discounted prices to our entertainment attractions in and around the Underground Grand Canyon so long as the travel agency brings more than a set number of visitors, generally 10 or more, at any one time.  In addition to the discounted prices offered to the visitors from a travel agency, commencing on January 1, 2010, we also began to offer a return to the travel agency based on the number of total tourists the travel agency brings to the Underground Grand Canyon over the term of the agreement (generally one year).

John Reynolds, Assistant Director
April 22, 2011

During the nine months ended September 30, 2010, we quantified the return to travel agencies based on actual results to date.  Thus, we accrued a liability to a travel agency that was eligible to receive a return only when that travel agency brought the requisite number of visitors to the Underground Grand Canyon.  Beginning January 1, 2011, we expect to accrue a liability to travel agencies quarterly based upon historical results and our estimate of future visitors to the Underground Grand Canyon.  On an annual basis, actual results will be compared to our estimate of total accrued return to travel agencies and the liability will be adjusted accordingly.  We view this practice as a change in accounting estimate not otherwise requiring a restatement of prior historical financial information.

After reviewing FASB ASC 605-50 and discussing the accounting for the return with our new independent accountants, we are accounting for the return to the travel agencies as a rebate and will record the rebate as a reduction in revenue as opposed to as a component of costs and expenses as previously indicated.  The results of operations for the nine months ended September 30, 2010 have been revised accordingly.  Please refer to our response to comment #11 above for the revised Results of Operations disclosure.

In addition, the following accounting policy regarding the return to travel agencies has been added on page 65 of the Form 8-K.

“Rebates

Commencing January 1, 2010, we started to offer a return, also referred to as a rebate, to the travel agencies with which we have entered into cooperation agreements.  The rebates are based on the total number of visitors the travel agency brings to the Underground Grand Canyon during a calendar year.  We recognize the rebate obligation as a reduction of revenue based on the estimated number of visitors brought to the Underground Grand Canyon by those travel agencies expected to claim rebates.”

24. Please note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements.  Please advise or revise.  Refer to Rule 10-01(b)(8) of Regulation S-X.

John Reynolds, Assistant Director
April 22, 2011

RESPONSE: The following disclosure has been added to “Note 1 – Basis of presentation, organization and nature of operations” under the caption “Basis of presentation” in the financial statements of Long Fortune as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009.

“Basis of presentation

The accompanying unaudited interim consolidated financial statements of Long Fortune Valley Tourism International Limited (the “Company”) have been prepared based upon United States Securities and Exchange Commission (“SEC”) rules permitting reduced disclosure for interim periods, and include all adjustments necessary for a fair presentation of statements of operations, statements of cash flows, and financial condition for the interim periods shown, including normal recurring accruals and other items.  While certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to SEC rules and regulations, the Company believes the disclosures are adequate to make the information presented not misleading.”

Exhibit 99.3

Unaudited Pro Forma Financial Statements

25. Please update to provide a pro forma presentation as of and for the nine months ended September 30, 2010.

RESPONSE: Pro forma financial statements as of and for the nine months ended September 30, 2010 have been filed as Exhibit 99.3 to the Form 8-K.

26. We note your response to our prior comment 50.  We note from your disclosure that BTHC issued 17,185,177 shares at $0.001 par value to give effect to this transaction and it was accounted for as a recapitalization.  Please address the following regarding your pro forma presentation:

a)	The par value presented in the equity section is listed as $1. As BTHC was the legal acquirer and issued shares to Long Valley, it appears the par value should be $0.001. Please revise or advise.

John Reynolds, Assistant Director
April 22, 2011

b)
As Long Valley is the acquirer for accounting purposes, the retained earnings of the company after the transaction should equal the retained earnings of Long Valley, adjusted for any transaction costs.  The accumulated deficit of BTHC at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital.  Please advise or revise your presentation and disclosure under adjustment b.

RESPONSE: The par value was added to Note 1 to reflect the par value of BTHC, $0.001 per share, and removed from the “Share capital” line in the “Shareholders’ Equity” section of the pro forma balance sheet as of September 30, 2010.  In addition, the accumulated deficit of BTHC was reclassified to additional paid-in capital in the pro forma balance sheet as of September 30, 2010.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 8-K or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax (917) 332-3009).

John Reynolds, Assistant Director
April 22, 2011

Sincerely,

BTHC XV, INC.

By:  /s/ Zhang Shanjiu
      Zhang Shanjiu
Chairman, President and Chief Executive Officer

cc:	Timothy French, Blank Rome LLP ((215) 569-5394) (fax (215) 832-5394))